Sirit Inc.
372 Bay Street, Suite 1100
Toronto, ON
M5H 2W9 Canada

Tel: 416.367.1897 x249
Toll Free: 800.498.8760
Fax: 416.367.1435
Web site: www.sirit.com

RECEIVED
2008 OCT 29 A 11:20

[redacted]

08005639

October 22, 2008

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Dear Sirs:

RE: SIRIT Inc. - Reg. No. 82-3200

Appended please find a copy of our most recent news release, and our material change report:

News Release #09-020 titled <u>"Sirit INfinity 510 to Support US Government Passive RFID Applications"</u>

Material Change Report as pertaining to News Release #09-020

Yours truly,

s/

p.p. Anastasia Chodarcewicz
Vice President Finance, Chief Financial Officer
and Corporate Secretary

PROCESSED
NOV 04 2008
THOMSON REUTERS

/encl.

dw 10/29

RECEIVED 2008 OCT 29 A 11:2

NEWS RELEASE

NR#09-20

FOR MORE INFORMATION:
Tawnya Clark
Sirit Inc.
619.393.2645
tclark@sirit.com

Sirit INfinity 510 to Support US Government Passive RFID Applications

Sirit partnered with five selected contract integrators

Toronto, ON - October 16, 2008 - Sirit Inc. ("Sirit") (TSX: SI), a global provider of radio frequency identification ("RFID") technology, confirms that its INfinity 510 ("IN510") reader has been included as part of the contract awarded for the implementation of passive RFID solutions under a Blanket Purchasing Agreement ("BPA") by the US Government.

The scope of the contract is designed to enhance systems utilizing RFID within the Department of Defense ("DoD"), United States Coast Guard, other Federal Agencies, North Atlantic Treaty Organization (NATO), Coalition Partners and, other Foreign Military Sales ("FMS"). The objective of the contract is to provide an integrated structure for logistic identification, tracking, locating and monitoring of commodities and assets. The overall contract is for a three year period with a 3 year renewal option, to provide indefinite delivery, indefinite quantity ("IDIQ") of passive RFID equipment and services. Initial projections included in the RFP indicated a requirement for up to 6000 fixed readers over three years. Sirit's IN510 reader will be supplied by Sirit's partners, CDO Technologies, Inc., CODE Plus, Inc., Lowry Computer Products, Inc., ODIN Technologies and SYS-TEC Corporation, who were named suppliers to the Department of Defense contract.

"Sirit is very excited to have been selected to support the many US Government applications. In addition to our high profile partners across Europe, we are experiencing increased support from our partners in North America, who utilize the IN510 as their reader of choice. This key win demonstrates our capabilities and recognizes the IN510 as a world class reader for global RFID installations." said Norbert Dawalibi, President and CEO, Sirit Inc.

About Sirit Inc.
Sirit Inc. (TSX: SI) is a leading provider of Radio Frequency Identification (RFID) technology worldwide. Harnessing the power of Sirit's enabling-RFID technology, customers are able to more rapidly bring high quality RFID solutions to the market with reduced initial engineering costs. Sirit's products are built on more than 15 years of RF domain expertise addressing multiple frequencies (LF/HF/UHF), multiple protocols and are compliant with global standards. Sirit's broad portfolio of products and capabilities can be customized to address new and traditional RFID market applications including Supply Chain & Logistics, Cashless Payment (including Electronic Tolling), Access Control, Automatic Vehicle Identification, Near Field Communications, Inventory Control & Management, Asset Tracking and Product Authentication. For more information, visit www.sirit.com.

Cautionary Note Regarding Forward-Looking Statements

Safe Harbor Statement under the United States *Private Securities Litigation Reform Act of 1995*: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the *Private Securities Litigation Reform Act of 1995* and Canadian provincial securities legislation. These forward-looking statements relate to, among other things, Sirit's objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "suspect", "outlook", "expect", "intend", "estimate", "anticipate", "believe", "plan", "forecast", "objective" and "continue" (or the negative thereof) and words and expressions of similar import, and may include statements concerning possible or assumed future results, financial outlook and/or future-oriented financial information. Although Sirit believes that the expectations reflected in such forward-looking statements are reasonable, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Sirit to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of risks and uncertainties impacting Sirit's business. Important factors that could cause actual results to differ materially from expectations include but are not limited to: Sirit's ability to achieve commercialization and/or commercial acceptance of its RFID technology; the evolution of, and adoption rate in, the RFID market; changes in Sirit's strategic relationships; Sirit's dependence on resellers, distributors and significant customers; the utility of research and development expenditures undertaken by Sirit; product defects; increased levels of competition; changes in laws and regulations; foreign exchange fluctuations; and Sirit's overall liquidity and capital resources. These and other important risks are discussed in further detail in the section entitled "Risks Factors" in Sirit's Annual Information Form dated March 14, 2008 and in Sirit's management's discussion and analysis found in its 2007 annual report as filed with the securities regulatory authorities in Canada via SEDAR. Although Sirit has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. Sirit does not undertake any obligation to update any forward-looking statements contained in this news release as a result of new information, further events or otherwise. This cautionary statement expressly qualifies the forward-looking information in this news release.

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1 **Name and Address of Company:**

Sirit Inc.
372 Bay Street, Suite 1100
Toronto, Ontario M5H 2W9

Item 2 **Date of Material Change:**

October 16, 2008

Item 3 **Press Release:**

News Release #09-20 dated October 16, 2008 issued by Sirit Inc., Toronto, ON and disseminated by CNW Newswire.

Item 4 **Summary of Material Change:**

Sirit Inc. ("Sirit") announced that the US Government has issued a Blanket Purchasing Agreement, under which Sirit Inc.'s INfinity 510 reader will be supplied by Sirit's partners to fulfill a portion of the contract to implement passive RFID solutions.

Item 5 **Full Description of Material Change:**

Sirit Inc. ("Sirit") (TSX: SI), a global provider of radio frequency identification ("RFID") technology, confirms that its INfinity 510 ("IN510") reader has been included as part of the contract awarded for the implementation of passive RFID solutions under a Blanket Purchasing Agreement ("BPA") by the US Government.

The scope of the contract is designed to enhance systems utilizing RFID within the Department of Defense ("DoD"), United States Coast Guard, other Federal Agencies, North Atlantic Treaty Organization (NATO), Coalition Partners and, other Foreign Military Sales ("FMS"). The objective of the contract is to provide an integrated structure for logistic identification, tracking, locating and monitoring of commodities and assets. The overall contract, valued at approximately US$75 million, is for a three year period with a 3 year renewal option, to provide indefinite delivery, indefinite quantity ("IDIQ") of passive RFID equipment and services. Initial projections included in the RFP indicated a requirement for up to 6000 fixed readers over three years. Sirit's IN510 reader will be supplied by Sirit's partners, CDO

Technologies, Inc., CODE Plus, Inc., Lowry Computer Products, Inc., ODIN Technologies and SYS-TEC Corporation, who were named suppliers to the Department of Defense contract.

"Sirit is very excited to have been selected to support the many US Government applications. In addition to our high profile partners across Europe, we are experiencing increased support from our partners in North America, who utilize the IN510 as their reader of choice. This key win demonstrates our capabilities and recognizes the IN510 as a world class reader for global RFID installations." said Norbert Dawalibi, President and CEO, Sirit Inc.

Item 6 **Reliance on subsection 7.1(2) of National Instrument 51-102**

Not applicable.

Item 7 **Omitted Information:**

Not applicable.

Item 8 **Senior Officer:**

Anastasia Chodarcewicz, Chief Financial Officer and Corporate Secretary.

Item 9 **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

October 16, 2008
SIRIT Inc.
Toronto, ON

"Anastasia Chodarcewicz"
Per: Anastasia Chodarcewicz
Chief Financial Officer and Corporate Secretary

END